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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grant Prideco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38821G-10-1 (CUSIP Number)

Ellen Summer, Esq.

General Counsel and Secretary

Schlumberger Limited

153 East 53rd Street, 57th Floor

New York, New York 10022-4624

(212) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38821G-10-1	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schlumberger Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) CO

Item 1(a). Name of Issuer: Grant Prideco, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: 1330 Post Oak Blvd., Suite 2700, Houston, Texas 77056

Item 2(a). Name of Person Filing: Schlumberger Limited

Item 2(b). Address of Principal Business Office or, if none, Residence: 153 East 53rd Street, 57th Floor, New York, New York 10022-4624; 42 Rue Saint-Dominque, Paris, France 75007; Parkstraat 83, The Hague, The Netherlands, 2514 JG.

Item 2(c). Citizenship: Netherlands Antilles

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.: 38821G-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.  ☐  Broker or Dealer registered under Section 15 of the Act.

b.  ☐  Bank as defined in Section 3(a)(6) of the Act.

c.  ☐  Insurance Company as defined in Section 3(a)(19) of the Act.

d.  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940.

e.  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.  ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.  ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.  ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount Beneficially Owned: 0

b.	Percent of class: 0

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☑

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHLUMBERGER LIMITED

Dated: February 6, 2004	By:	/s/ Frank A. Sorgie

Frank A. Sorgie Chief Accounting Officer